3/28/14


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 27 2014
REGISTRATIONS BRANCH


14030040

SE MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67602 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walton Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 N Scottsdale Rd, Ste 4000
(No. and Street)

| Scottsdale | AZ | 85251 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon A. Price 602-264-1298
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 350 S Grand Ave | Los Angeles | CA | 90071 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



3/20/14
3/28

# OATH OR AFFIRMATION

I, Gordon A. Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
Beverly Collins
Notary Public-Arizona
Maricopa County
My Commission Expires 05/08/15

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Walton Securities, Inc.

**(A wholly owned subsidiary of Walton International Group (USA), Inc.)**

## Statements of Financial Condition

## December 31, 2013 and 2012



# Walton Securities, Inc.

**(A wholly owned subsidiary of Walton International Group (USA), Inc.)**

## Statements of Financial Condition

## December 31, 2013 and 2012

# Walton Securities, Inc.
**(A wholly owned subsidiary of Walton International Group (USA), Inc.)**
## Index
## December 31, 2013 and 2012

**Page(s)**


pwc

**Independent Auditor's Report**

To the Board of Directors and Shareholder of
Walton Securities, Inc.

We have audited the accompanying statements of financial condition of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group (USA), Inc.) (the "Company"), as of December 31, 2013 and 2012.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group (USA), Inc.) at December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2014

*PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017*
*T: (213) 356 6000, F: (813) 637 4444,* www.pwc.com/us

# Walton Securities, Inc.

**(A wholly owned subsidiary of Walton International Group (USA), Inc.)**

## Statements of Financial Condition

## December 31, 2013 and 2012

| | 2013 | 2012 |
|---|---|---|
| **Assets** | | |
| Cash | $ 1,325,652 | $ 1,677,491 |
| Prepaid expenses and other assets | 426,310 | 120,373 |
| Receivable from Parent (Note 3) | - | 6,034,987 |
| Total assets | $ 1,751,962 | $ 7,832,851 |
| **Liabilities and Shareholder's Equity** | | |
| Accounts payable | $ 104,706 | $ 11,984 |
| Discretionary sales incentives payable | 272,231 | 181,693 |
| Accrued liabilities | 41,025 | 55,000 |
| Payable to affiliate (Note 3) | 131,883 | 210,056 |
| Total liabilities | 549,845 | 458,733 |
| Commitments and contingencies (Note 6) | | |
| Shareholder's Equity | | |
| Common stock, $1 par value, 300,000 shares authorized, issued and outstanding | 300,000 | 300,000 |
| Receivable from Parent (Note 3) | (5,138,109) | - |
| Retained earnings | 6,040,226 | 7,074,118 |
| Total shareholder's equity | 1,202,117 | 7,374,118 |
| Total liabilities and shareholder's equity | $ 1,751,962 | $ 7,832,851 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

**Background**
Walton Securities, Inc. (the "Company"), an Arizona corporation formed on September 5, 2006, which commenced operations on September 6, 2007, is a wholly owned subsidiary of Walton International Group (USA), Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Domaco Holdings, Inc. ("DHI"), which is, in turn, a wholly owned subsidiary of Walton Global Investments, Ltd. ("WGI"), which is, in turn, a wholly owned subsidiary of Interborder Holdings Ltd. ("IHL"), a privately-held Alberta corporation.

Walton Securities, Inc. maintains its headquarters in Scottsdale, Arizona. The Company engages in the sale and distribution of securities exempt from registration under Regulation D of the Securities Act of 1933 ("the Act").

**Nature of Operations**
The Company functions as the managing broker-dealer for securities offerings sponsored by the Parent. The Company acts as the wholesale conduit for the privately placed direct participation program securities sold in offerings sponsored by the Parent. Such securities are sold wholesale through registered broker-dealers and investment advisors and are not sold directly to the public by the Company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry National Regulatory Authority ("FINRA").

## 2. Summary of Significant Accounting Policies

**Basis of Presentation**
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to practices within the broker-dealer industry.

**Cash**
The Company carries its cash balances in a noninterest bearing business checking account with a commercial banking institution.

**Securities Transactions**
The Company carries no customer accounts and conducts no securities transactions directly with the public.

**Income Taxes**
The Company is included in the consolidated federal and state income tax return filed by DHI. Pursuant to a Tax Sharing Agreement with its Parent, the Company provides for income taxes as if it were a stand-alone taxpayer, deferred tax assets or liabilities are accounted for by the Parent, and the Company's current tax provision is calculated by applying the Parent's estimated effective tax rate to the Company's pre-tax income. The Company's estimated effective tax rate was 38.6% for the years ended December 31, 2013 and 2012. Income tax payable of $131,883 and $210,056 is included in payable to affiliate at December 31, 2013 and 2012, respectively.

The Company accounts for uncertain tax positions by determining whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that no reserves were required for the years ended December 31, 2013 and 2012.

**Use of Estimates**
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Related Party Transactions

The Company entered into a Shared Services Agreement with the Parent on November 30, 2006, which was most recently amended and restated on January 1, 2013. For its services of providing records maintenance, financial reporting, and policy implementation and as an inducement to restrict its business exclusively to that of providing broker-dealer services for the offerings of its Parent and affiliated companies, the Company receives a servicing fee of 1% of gross sales of institutional offerings and 4% of gross sales of wholesale offerings. Prior to January 1, 2013 the Company received a servicing fee of 1% of gross sales of institutional offerings and 3.25% of gross sales of wholesale offerings.

For purposes of the Walton Land Opportunity Fund ("WLOF") Offering only, the Company will provide sponsor services on behalf of its Parent. For these services, the Company receives a service fee of 2% of the gross capital contributions received by WLOF.

Under the Shared Services Agreement, the Parent provides and pays for all actual costs of rent and utilities, telephone, data processing services, printing and stationary, postage and delivery, legal fees, sundry expenses and income taxes. The Company has no obligation, either directly or indirectly, for the expenses incurred by the Parent to provide management and administrative services pursuant to the Shared Services Agreement. The Company prepares a schedule of costs incurred by the Parent for the benefit of the Company in accordance with the requirements of Securities and Exchange Commission Rule 17a-4. As such, the Company does not record these expenses or a corresponding liability in the accompanying financial statements. The Company treats any unpaid portion of the expenses incurred by the Parent for the benefit of the Company under the Shared Services Agreement as a reduction of net worth when calculating net capital in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1").

Total service fees earned by the Company under the Shared Services Agreement were $4,818,824 and $3,446,329 for the years ended December 31, 2013 and 2012, respectively.

The Company also provides services as managing broker for the Parent's direct participation programs, and receives fees determined on an offering-by-offering basis. The Company processes investment subscriptions for the Parent and markets to, contracts with and manages the selling group of registered broker-dealers. Total fees received by the Company from the direct participation programs were $11,108,980 and $7,789,992 for the years ended December 31, 2013 and 2012, respectively.

Receivable from Parent at December 31, 2013 and 2012 consists of cash advances paid by the Company to the Parent, service fees and payroll funding. Such advances are noninterest bearing and payable on demand. At December 31, 2013, the Company's intention is to collect the Receivable from Parent balance primarily to fund future payment of dividends to the Parent. Accordingly, the Company presented the Receivable from Parent within shareholder's equity on the balance sheet and statement of shareholder's equity at and for the year ended December 31, 2013.

Payable to affiliate at December 31, 2013 and 2012 represents the Company's net income tax liability payable to DHI.

The employees of the Parent assigned to the Company are covered under the Parent's benefit plans, pursuant to the employment relationship with the Parent, and are made available by the Parent under the Shared Services Agreement.

## 4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company operates pursuant to section (a)(2)(vi) of the Rule and is required to maintain a minimum net capital amount of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. On December 31, 2013, the Company had net capital of $770,216 which was $733,187 in excess of the amount required and on December 31, 2012, the Company had net capital of $1,208,227 which was $1,176,943 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k (2) (i) of such Rule) under the Securities Exchange Act of 1934. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

## 5. Continued Financial Support from Parent Company

The Company relies on funding from its Parent under the terms of a Shared Services Agreement, which states that the Parent will provide and pay for the actual cost of all administrative services to the Company as listed in Article II of the Shared Services Agreement.

The Company believes the Parent will continue to support its operations and will abide by the terms of the Shared Services Agreement.

## 6. Commitments and Contingencies

The Company may become party to certain claims, legal actions and complaints arising in the normal course of business. There has been no claims, legal actions and complaints during the years ended December 31, 2013 and 2012.

## 7. Subsequent Events

In preparing the financial statements, the Company evaluated subsequent events occurring through February 26, 2014, the date the financial statements were issued, in accordance with the Company's procedures related to disclosures of subsequent events.


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